Mail Stop 4561

September 17, 2008

Via U.S. Mail and Fax (201) 557-6853
Mr. Steven Bisgay
Chief Financial Officer
Knight Capital Group, Inc.
545 Washington Blvd
Jersey City, NJ 07310

       RE: **Knight Capital Group, Inc.**
               Form 10-K for the period ended December 31, 2007
               Filed February 29, 2008
               File No. 1-14223

Dear Mr. Bisgay:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Operations, page 58

1.   We note that you have presented "soft dollar and commission recapture expense" as a separate line item on the face of your statements of operations, rather than on a net basis with your commission revenue. Please provide us your analysis of this presentation under EITF 99-19.

2.   Please tell us your basis for including "non-operating gain from subsidiary stock issuance" and "investment income and other, net", which also appears to include non-operating activity, as part of operating revenues.

Consolidated Statements of Cash Flows, page 60

3.   We note that you include a separate line for "cash retained by deconsolidated entity" at the bottom of your cash flow statement. Please tell us what consideration you gave to including this amount within cash flows from investing activities along with the cash proceeds from the sale of your investment in your subsidiary.

Note 10 – Direct Edge ECN, page 72

4.   We note that you deconsolidated Direct Edge Holdings as of September 28, 2007 due to the issuance of equity interests to Citadel Derivatives Group LLC and the sale of equity interests to The Goldman Sachs Group, Inc. We also note that you now account for your remaining investment in Direct Edge Holdings under the equity method. In accordance with SAB Topic 5-H, please additionally tell us and disclose in future filings the number of shares issued, the price per share and the total dollar amount of the consideration received. Furthermore, please tell us and disclose in future filings your percentage ownership of Direct Edge Holdings after both of these transactions and how you determined that the equity method is the appropriate accounting treatment for this investment.

Note 24 – Subsequent Events, page 82

5.   You disclose that on February 1, 2008 the Deephaven Partners acquired a 49% interest in Deephaven Holdings in exchange for the termination of the Deephaven Manager's 2006 Employment Agreements and associated profit sharing bonuses and an equity contribution of $1 million to Deephaven Holdings by the Deephaven Partners. Please tell us how you accounted for this transfer and the accounting guidance that you relied upon.

6.   You also disclose that beginning February 2008, profits and losses that are allocated to the Deephaven Managers will be reported as Minority Interest in your statements of operations; thus, it appears that you will continue to consolidate Deephaven. Please tell us how you determined that consolidation is the appropriate accounting treatment of your remaining investment in Deephaven and the accounting guidance that you relied upon. Please address all of the rights of the Deephaven Partners, including their right to sell Deephaven Holdings without your consent if the aggregate consideration is in excess of $450 million. Please also provide us with your FIN46(R) analysis, if applicable.

Item 15 – Exhibits, Financial Statement Schedules

Exhibit 31

7.   We note that the certifications are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. In future filings, please ensure that the certifications of your current Principal Executive Officer and Principal Financial Officer are in the exact form currently set forth in Item 601(b)(31) of Regulation S-K.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3782 with any questions.

Sincerely,

Jessica Barberich
Staff Accountant